UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 26, 2021

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:   Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Table of Contents

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

TABLE OF CONTENTS

Page
Operating and Financial Review	2
Financial Statements Index	F-1

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-235369.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2021 and 2020 of Navios Maritime Acquisition Corporation (referred to herein as “we,” “us” or “Navios Acquisition”). The financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2020 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including Navios Acquisition’s future dividends, ability to refinance its Ship Mortgage Notes (as defined herein), expected cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further employment contracts. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and employment contracts. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into longterm employment contracts, our ability to maximize the use of our vessels, expected demand in the tanker sector, the ability of our contract counterparties to fulfill their obligations to us; tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand; the aging of our fleet and resultant increases in operation and dry docking costs; the loss of any customer or charter or vessel; our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all; the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; increases in costs and expenses, including but not limited to crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses; the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business; potential liability from litigation and our vessel operations, including discharge of pollutants; general domestic and international political conditions; competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Recent Developments

Merger

On August 25, 2021, Navios Acquisition entered into an Agreement and Plan of Merger with Navios Maritime Partners L.P. (“Navios Partners”) and Navios Partners’ direct wholly owned subsidiary, Navios Acquisition Merger Sub. Inc. (“Merger Sub”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Navios Acquisition, with the Company being the surviving entity (the “Merger”). Upon consummation of the Merger, the Company will become wholly owned by Navios Partners. The Merger Agreement was negotiated and unanimously approved by a special committee of the board of directors of the Company consisting of independent directors. The Merger Agreement was also unanimously approved by the Company’s full board of directors.

Under the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of common stock of the Company that is held by a holder other than Navios Partners, the Company and their respective subsidiaries (such shares, the “Company Common Stock”) will be converted into the right to receive 0.1275 of a common unit of Navios Partners.

Pursuant to the Merger Agreement, Navios Partners will file with the SEC a registration statement on Form F-4, which will include a proxy statement/prospectus describing the Merger and Navios Partners’s common units to be issued in the Merger. After the registration statement is declared effective by the SEC, the proxy statement/prospectus will be mailed to holders of Company Common Stock and the Company will hold of a special meeting of the holders of Company Common Stock (the “Company Stockholders’ Meeting”) to vote on the Merger Agreement and the Merger. Under the terms of the Merger Agreement, Navios Partners, which, subsequent to the Equity Issuance described below, beneficially owns 44,117,647 shares of Company Common Stock, or approximately 62.4% of the outstanding shares of Company Common Stock, has agreed to vote those shares of Company Common Stock in favor of the Merger and the Merger Agreement at the Company Stockholders’ Meeting.  The closing of the Merger is conditioned upon, customary terms and conditions.

Redemption and Discharge of Ship Mortgage Notes

Pursuant to the Merger Agreement, on August 26, 2021, the Company called for redemption by delivery all of its outstanding 8 1/8% First Priority Ship Mortgages due November 15, 2021 (the “Ship Mortgage Notes” or “2021 Notes”) by delivery of a Redemption Notice to the registered holders of the Ship Mortgage Notes (the “Ship Mortgage Redemption Notice”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge the Company’s obligations under the indenture relating to the Ship Mortgage Notes.  The redemption date for the Ship Mortgage Notes will be September 25, 2021.

The Company funded the approximately $397.5 million aggregate redemption price with net proceeds from (i) the sale by the Company pursuant to the Merger Agreement (in a private placement in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 shares of Company Common Stock to Navios Partners for an aggregate purchase price of $150.0 million, or $3.40 per share (the “Equity Issuance”), and (ii) borrowings under the HCB Loan Agreement and BNP Loan Agreement described below. The shares of Company Common Stock issued to Navios Partners pursuant to the Equity Issuance will be cancelled in the Merger for no consideration.

NSM Loan Amendment

In connection with the execution of the Merger Agreement, on August 25, 2021, the Company and a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer, (“NSM”) entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend an existing loan agreement dated March 19, 2021 by and among the Company and NSM, among others (the “NSM Loan Agreement”).  Under the NSM Loan Agreement, NSM had made available to the Company a secured term loan (the “NSM Loan”) of up to $100.0 million, of which a balance of approximately $98.1 million was outstanding at the time of the execution of the Supplemental Loan Agreement.  The Supplemental Loan Agreement has amended the NSM Loan Agreement to, among other things, release all of the collateral securing the NSM Loan (which has been granted as collateral to secure Navios Acquisition and/or its subsidiaries’ obligations under the HCB Loan Agreement and BNP Loan Agreement described below); eliminate NSM’s option under the NSM Loan Agreement to exchange all or a portion of the NSM Loan for equity of the Company’s material subsidiary, Navios Maritime Midstream Partners L.P.; cancel $30.0 million of the outstanding balance of the NSM Loan in exchange for 8,823,529 newly-issued shares of Company Common Stock ($3.40 per share), which shares of Company Common Stock will be converted into common units of Navios Partners in the Merger on the same terms as is applicable to other outstanding shares of Company Common Stock; and provide for the repayment of $35.0 million of the outstanding balance of the NSM Loan in cash as of the date of the Supplemental Loan Agreement and the repayment of the remainder of the outstanding balance of the NSM Loan, of approximately $33.1 million, in cash on January 7, 2022.

Hamburg Commercial Bank Loan Agreement

In connection with the execution of the Merger Agreement, on August 23, 2021, the Company and Hamburg Commercial Bank AG (“HCB”), among other lenders, entered into a loan agreement (the “HCB Loan Agreement”) under which HCB and other lenders, agreed to make available to the Company a secured term loan facility of up to $195.4 million to provide financing on seven tankers, all of which secure the loan (the “HCB Loan”) of which $190.2 million was borrowed by the Company. The first advance is repayable in fifteen quarterly installments of $4.7 million each beginning on October 29, 2021 with the final repayment to be made on April 29, 2025. The second advance is repayable in eleven quarterly installments of $2.8 million beginning on October 29, 2021 with the final repayment to be made on April 29, 2024.  The first advance bears interest at LIBOR plus 3.9% per annum and the second advance bears interest at LIBOR plus 7.0% per annum.

In connection with HCB Loan Agreement, the Company fully prepaid two of its existing facilities of a total amount of $40.7 million.

BNP Loan Agreement

In connection with the execution of the Merger Agreement, on August 25 2021, certain subsidiaries of the Company and BNP Paribas (“BNP”), among other lenders, entered into a loan agreement (the “BNP Loan Agreement”) under which BNP, and other lenders, agreed to make available to such Company subsidiaries a secured term loan facility of up to $96.0 million (the “BNP Loan”), secured by five vessels owned by the Company of which the full amount was borrowed by the subsidiaries of the Company.  The BNP Loan is repayable in eight quarterly installments of $4.6 million beginning three months from the date of the initial drawdown, with the final repayment to be made on the earlier of two years after the date of the initial drawdown or December 30, 2023. The BNP Loan bears interest at LIBOR plus 3.55% per annum.

Table of Contents	2

NMM Loan Agreement

In connection with the execution of the Merger Agreement, on August 24, 2021, the Company and Navios Partners entered into a loan agreement (the “NMM Loan Agreement”) under which Navios Partners agreed to make available to the Company a working capital facility of up to $45.0 million. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof. The facility bears interest at the rate of 11.50% per annum.

Continuous Offering Program

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Acquisition may issue and sell from time to time through the sales agent shares of common stock having an aggregate offering price of up to $25.0 million. As of August 25, 2021, Navios Acquisition has issued 2,132,595 shares of common stock and received net proceeds of $9.2 million.

Fleet

As of August 18, 2021 our fleet consists of a total of 45 double-hulled tanker vessels, aggregating approximately 5.4 million deadweight tons, or dwt. The fleet includes 12 Very Large Crude Carriers (“VLCC”) tankers (over 200,000 dwt per ship) which transport crude oil, including the two bareboat chartered-in VLCCs expected to be delivered in each of the third quarter of 2021 and the third quarter of 2022, ten Long Range 1 (“LR1”) product tankers (60,000-85,000 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (47,000-52,000 dwt per ship), three Medium Range one (“MR1”) product tankers (35,000-45,000 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All of our vessels are currently chartered-out to quality counterparties with an average remaining charter period of approximately one year. . As of August 18, 2021 the Company has 8,033 and 16,244 available days for the second half of 2021 and for the 2022 and has currently contracted out (excluding fixed days with floating rate) 5,535 and 3,588, respectively, expecting to generate revenues (excluding any potential profit sharing) of approximately $96.3 million and $87.3 million, respectively. The average base contractual net daily charter-out rate for the fleet is $17,407 for the second half of 2021 and $24,339 for 2022. As of August 18, 2021, the Company has total contracted revenue of $466.0 million.

Vessels	Type	Year	Dwt	Net Charter	Profit Sharing	Expiration
		Built		Rate (1)	Arrangements	Date (2)

Owned Vessels of Navios Acquisition
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate(3)	None	November 2021
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate(3)	None	November 2021
Star N	MR1 Product Tanker	2009	37,836	$6,913	None	June 2021
				$9,628	None	October 2021
				$11,603	None	February 2022
Hector N	MR1 Product Tanker	2008	38,402	$11,356(5)	None	January 2022
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$11,603/ 12,838	None	November 2021/ February 2022
Nave Orion	MR2 Product Tanker	2013	49,999	$12,898(6)	None	December 2021
Nave Aquila	MR2 Product Tanker	2012	49,991	$12,838(28)	None	November 2021
Nave Atria	MR2 Product Tanker	2012	49,992	$14,072(16)	None	October 2021
Nave Buena Suerte	VLCC	2011	297,491	$47,906(9)	As per footnote(9)	June 2025
Nave Quasar	VLCC	2010	297,376	$16,788(10)	As per footnote(10)	February 2023
Nave Synergy	VLCC	2010	299,973	$32,588	None	May 2022
Nave Spherical	VLCC	2009	297,188	Floating Rate(11)	None	December 2022
Nave Photon	VLCC	2008	297,395	$47,906(9)	As per footnote(9)	September 2021
Nave Constellation	VLCC	2010	298,000	$8,888	None	November 2021
Nave Universe	VLCC	2011	297,066	$17,775(27)	As per footnote(13)	April 2022
Nave Galactic	VLCC	2009	297,168	$17,775(13)	As per footnote(13)	June 2022
Baghdad	VLCC	2020	313,433	$27,816(28)	None	October 2030
Erbil	VLCC	2021	313,486	$27,816(28)	None	February 2031
Vessels to be delivered
Nave Electron	VLCC	Q3 2021	310,000	As per footnote(18),(29)	—	—
TBN IV	VLCC	Q3 2022	310,000	As per footnote(29)	—	—
Owned Vessels of Navios Midstream
Perseus N	MR1 Product Tanker	2009	36,264	$12,146(14)	None	December 2021
Nave Velocity	MR2 Product Tanker	2015	49,999	$13,331/ 15,553(17)	None	November 2021/ November 2024
Nave Sextans	MR2 Product Tanker	2015	49,999	$13,764(12)	None	April 2022
Nave Pyxis	MR2 Product Tanker	2014	49,998	$13,331(15)	None	January 2022
Nave Luminosity	MR2 Product Tanker	2014	49,999	$17,034(20)	None	November 2021
Nave Jupiter	MR2 Product Tanker	2014	49,999	$15,504(19)	None	August 2022
Bougainville	MR2 Product Tanker	2013	50,626	$13,578(21)	100%	September 2022
Nave Orbit	MR2 Product Tanker	2009	50,470	$12,000	None	September 2021
Nave Equator	MR2 Product Tanker	2009	50,542	$16,250	None	January 2022
Nave Equinox	MR2 Product Tanker	2007	50,922	$14,813(22)	ice-transit premium(4)	September 2021
Nave Pulsar	MR2 Product Tanker	2007	50,922	$14,072(23)	ice-transit premium(4)	October 2021
Nave Dorado	MR2 Product Tanker	2005	47,999	$6,500	None	April 2022
Nave Atropos	LR1 Product Tanker	2013	74,695	$14,813	None	April 2022
Nave Rigel	LR1 Product Tanker	2013	74,673	$16,088(24)	None	January 2022
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate(8)	None	October 2021
Nave Cetus	LR1 Product Tanker	2012	74,581	$16,088(24)	None	January 2022
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate(25)	None	November 2021
Nave Cielo	LR1 Product Tanker	2007	74,671	$12,994	None	April 2022
Aurora N	LR1 Product Tanker	2008	63,495	Floating Rate(25)	None	November 2021
Lumen N	LR1 Product Tanker	2008	63,599	Floating Rate(25)	None	November 2021
Nave Alderamin	MR2 Product Tanker	2013	49,998	$12,898(26)	None	November 2021
Nave Capella	MR2 Product Tanker	2013	49,995	$12,898(21)	None	January 2022
Nave Titan	MR2 Product Tanker	2013	49,999	$7,700	None	August 2021
Nave Estella	LR1 Product Tanker	2012	75,000	$13,234(7)	None	December 2021
Nave Andromeda	LR1 Product Tanker	2011	75,000	Floating Rate(8)	None	October 2021

Table of Contents	3

(1)	Net time charter-out rate per day (net of commissions), presented in U.S. Dollars.
(2)	Estimated dates assuming the midpoint or company’s best estimate of the redelivery period by charterers, including owner’s extension options not declared yet.

(3)	Rate based on Delta-8 pool earnings.

(4)	The premium for the Nave Equinox and the Nave Pulsar when vessels are trading on ice or follow ice breaker is $1,481 per day.

(5)	Charterer’s option to extend the charter for up to six months at $12,591 net per day.

(6)	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.

(7)	Charterer has the option to charter the vessel for an optional year at a rate of $14,630 net per day.

(8)	Rate based on LR8 pool earnings.

(9)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.

(10)	Contract provides 100% of BITR TD3C-TCE index up to $37,031 and 50% thereafter with $16,788 floor.

(11)	Contract provides 100% of BITR TD3C-TCE index plus $5,000 premium. Charterer’s option to extend for one year at TD3C-TCE index plus $1,500 premium.

(12)	Charterer’s option to extend the charter for up to six months at $15,689 net per day.

(13)	Contract provides adjusted BITR TD3C-TCE index with a floor of $17,775, 100% to Navios up to collar $38,159 and 50% thereafter. Charterer’s option to extend for six months at same terms.

(14)	Charterer’s option to extend the charter for six months at $13,825 net per day.

(15)	Charterer’s option to extend the charter for six months at $14,438 net per day.

(16)	Charter daily hire escalates to $14,072 net per day from October 2021.

(17)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.

(18)	To take over Nave Photon’s charter of $47,906 net per day from August 2021 plus profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.

(19)	Charterer’s option to extend the charter for an optional year up to at a rate of $15,990 net per day.
(20)	Charterer has the option to charter the vessel for an optional year at a rate of $18,022 net per day.
(21)	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.
(22)	Charterer has the option to charter the vessel for an optional six months period at a rate of $16,294 net per day.
(23)	Charterer’s option to extend the charter for six months at $15,553 net per day plus ice-transit premium.
(24)	Charterer has the option to charter the vessel for an optional year at a rate of $17,063 net per day.
(25)	Rate based on Penfield pool earnings.
(26)	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.
(27)	Contract provides adjusted BITR TD3C-TCE index with a floor of $17,775, 100% to Navios up to collar $38,159 and 50% thereafter. Charterer’s option to extend for six months at same terms.
(28)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(29)	Bareboat chartered-in vessel with purchase option, expected to be delivered in the third quarter of 2021. In the second quarter of 2020, Navios Acquisition exercised its option for a fourth Japanese newbuild VLCC under a twelve year bareboat charter agreement with de-escalating purchase options and expected delivery in the third quarter of 2022.

Charter Policy and Industry Outlook

Our core fleet currently consists of 45 vessels, of which 12 are VLCCs (including two bareboat chartered-in VLCCs expected to be delivered in each of the third quarter of 2021 and the third quarter of 2022), 31 are product tankers, and two are chemical tankers. All of our vessels are currently chartered-out to quality counterparties with an average remaining charter period of approximately one year. Many of our contracts have profit sharing arrangements (see fleet table above). While all of our vessels are currently chartered-out, we intend to deploy any vessels that would become open—not chartered-out—to leading charterers in a mix of long, medium and short-term time charters, depending on the vessels’ positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer-term time charters. We will also seek profit sharing arrangements in our employment contracts, to provide us with potential incremental revenue above the contracted minimum charter rates.

Using Navios Tankers Management Inc.’s (the “Manager”) global network of relationships in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long-standing relationships of Manager’s with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Manager’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	the Manager’s ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

Table of Contents	4

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal;

•	the level of any dividend to our stockholders; and

•	the recent global outbreak of novel coronavirus disease (COVID-19) or other epidemics or pandemics.

Voyage, Time Charter and Pooling Arrangements

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet is currently 9.4 years. But, as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Set forth below are selected historical and statistical data for Navios Acquisition for each of the three and six month periods ended June 30, 2021 and 2020 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

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	Three month period ended June 30,		Six month period ended June 30,
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
FLEET DATA
Available days(1)	4,002	3,859	8,495	7,614
Operating days(2)	3,933	3,829	8,354	7,539
Fleet utilization(3)	98.30%	99.20%	98.3%	99.00%
Vessels operating at period end	43	50	43	50
AVERAGE DAILY RESULTS
Time charter equivalent rate per day(4)	$14,754	$28,187	$15,309	$26,33	9

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.

(4)	Time charter equivalent rate per day: Time charter equivalent rate per day (“TCE Rate”) is defined as voyage, time charter revenues and bareboat charter-out revenues (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Period-over-Period Comparisons

The Three Month Period ended June 30, 2021 compared to the Three Month Period ended June 30, 2020

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2021 and 2020. This information was derived from the unaudited consolidated statements of operations of Navios Acquisition for the respective periods.

	Three Month Period Ended June 30, 2021	Three Month Period Ended June 30, 2020
	(unaudited)	(unaudited)
Revenue	$59,214	$112,224
Time charter and voyage expenses	(6,010)	(3,450)
Direct vessel expenses	(4,488)	(3,465)
Vessel operating expenses (management fees entirely through related party transactions)	(29,799)	(29,836)
General and administrative expenses	(5,422)	(6,293)
Depreciation and amortization	(16,057)	(16,643)
Gain on sale of vessels and Impairment loss	14,412	—
Interest income	—	4
Interest expense and finance cost	(18,507)	(21,680)
Gain on bond repurchase	10,698	—
Other income	946	156
Other expense	(652)	—
Net income	$4,335	$31,017

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Revenue: Revenue for the three month period ended June 30, 2021 decreased by $53.0 million, or 47.2%, to $59.2 million, as compared to $112.2 million for the same period of 2020. The decrease was mainly attributable to a decrease in market rates during the three month period ended June 30, 2021 as compared to the same period of 2020; partially mitigated by an increase in revenue by $7.3 million due to the acquisition of seven containerships from Navios Europe II in June 2020 and the delivery of two bareboat charter-in vessels, one in each in October 2020 and February 2021, respectively. Available days of the fleet increased to 4,002 days for the three month period ended June 30, 2021, as compared to 3,859 days for the three month period ended June 30, 2020, mainly due to the reasons mentioned above. The time charter equivalent rate, or TCE Rate per day, decreased to $14,754 for the three month period ended June 30, 2021, from $28,187 for the three month period ended June 30, 2020.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2021 increased by $2.5 million, or 71.4%, to $6.0 million, as compared to $3.5 million for the same period of 2020. The increase was mainly attributable to a $4.1 million increase in charter-in expenses; partially mitigated by a (i) $0.6 million decrease in brokers’ commission costs; (ii) $0.5 million decrease in bunkers and voyage expenses related to the spot voyages incurred in the period; and (iii) $0.5 million decrease in port expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $4.5 million for the three month period ended June 30, 2021, as compared to $3.5 million for the three month period ended June 30, 2020.

Vessel operating expenses (management fees): Vessel operating expenses amounted to $29.8 million for each of the three month periods ended June 30, 2021 and June 30, 2020.

General and administrative expenses: Total general and administrative expenses for the three month period ended June 30, 2021 decreased by $0.9 million to $5.4 million compared to $6.3 million for the three month period ended June 30, 2020. For the three month periods ended June 30, 2021 and 2020, the expenses charged by the Manager for administrative services were $3.4 million and $3.0 million, respectively.

Depreciation and amortization: Depreciation and amortization amounted to $16.1 million for the three month period ended June 30, 2021, as compared to $16.6 million for the three month period ended June 30, 2020. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for the three month period ended June 30, 2021 decreased to $0, as compared to $0.4 million for the three month period ended June 30, 2020.

Interest expense and finance cost: Interest expense and finance cost for the three month period ended June 30, 2021 decreased by $3.2 million to $18.5 million, as compared to $21.7 million for the three month period ended June 30, 2020. The decrease was mainly due to the decrease in interest expense attributable to the repurchase of the 2021 Notes (as defined herein) and the decrease in the average outstanding balances of our credit facilities and sale and leaseback agreements. The decrease was also due to the decrease of the weighted average interest rate for the three month period ended June 30, 2021 to 6.31% compared to 6.61% in the same period in 2020 and the decrease of the average outstanding balance. The average outstanding balance of our credit facilities (other than the 2021 Notes, as defined in “Long-Term Debt Obligations and Credit Arrangements – Ship Mortgage Notes”) decreased to $464.7 million for the three month period ended June 30, 2021 as compared to $495.3 million for the three month period ended June 30, 2020. As of June 30, 2021 and 2020, the outstanding balance under Navios Acquisition’s total borrowings was $969.3 million and $1,174 million, respectively, excluding loan payable to affiliate company.

Gain on sale of vessels and Impairment loss: Gain on sale of vessels and Impairment loss for the three month period ended June 30, 2021 amounted to $14.4 million, as compared to $0 for the three month period ended June 30, 2020. For the three month period ended June 30, 2021, there was $20.6 million gain on sale of three containership vessels, the Ete N, the Fleur N, and the Spectrum N that was partially mitigated by a $6.2 million loss on sale of vessel the Nave Neutrino for the three month period ended June 30, 2021.

Other income: Other income for the three month period ended June 30, 2021 was $0.9 million. For the comparative period of 2020 other income was $0.2 million.

Other expense: Other expense for the three month period ended June 30, 2021 was $0.7 million. For the comparative period of 2020 other expense was $0 million.

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The Six Month Period ended June 30, 2021 compared to the Six Month Period ended June 30, 2020

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2021 and 2020. This information was derived from the unaudited consolidated statements of income of Navios Acquisition for the respective periods.

	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020
	(unaudited)	(unaudited)
Revenue	$131,719	$210,081
Time charter and voyage expenses	(11,779)	(9,532)
Direct vessel expenses	(8,491)	(6,605)
Vessel operating expenses (management fees entirely through related party transactions)	(62,321)	(59,673)
General and administrative expenses	(10,479)	(10,247)
Depreciation and amortization	(32,682)	(33,249)
Gain on sale of vessel and Impairment loss	14,427	(13,900)
Interest income	3	7
Interest expense and finance cost	(36,814)	(43,523)
Gain on bond repurchase	10,698	—
Other income	1,720	—
Other expense	(1,369)	(1,473)
Net (loss)/ income	$(5,368)	$31,886

Revenue: Revenue for the six month period ended June 30, 2021 decreased by $78.4 million, or 37.3%, to $131.7 million, as compared to $210.1 million for the same period of 2020. The decrease was mainly attributable to a decrease in market rates during the six month period ended June 30, 2021 as compared to the same period of 2020; partially mitigated by an increase in revenue by $16.9 million due to the acquisition of seven containerships from Navios Europe II in June 2020 and the delivery of two bareboat charter-in vessels, one in each in October 2020 and February 2021, respectively. Available days of the fleet increased to 8,495 days for the six month period ended June 30, 2021, as compared to 7,614 days for the six month period ended June 30, 2020, mainly due to the reasons mentioned above. The TCE Rate per day, decreased to $15,309 for the six month period ended June 30, 2021, from $26,339 for the six month period ended June 30, 2020.

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2021 increased by $2.3 million, or 24.2%, to $11.8 million, as compared to $9.5 million for the same period of 2020. The increase was mainly attributable to a $7.1 million increase in charter-in expenses; partially mitigated by a (i) $3.3 million decrease in bunkers and voyage expenses related to the spot voyages incurred in the period; (ii) $0.9 million decrease in brokers’ commission costs; and (iii) $0.6 million decrease in port expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $8.5 million for the six month period ended June 30, 2021, as compared to $6.6 million for the six month period ended June 30, 2020.

Vessel operating expenses (management fees): Vessel operating expenses amounted to $62.3 million for the six month period ended June 30, 2021, as compared to $59.7 million for the six month period ended June 30, 2020. The increase was primarily due to the increase in the size of our fleet as discussed above. Please see Related Party Transactions for discussion on the management fees.

General and administrative expenses: Total general and administrative expenses for the six month period ended June 30, 2021 increased by $0.3 million to $10.5 million compared to $10.2 million for the six month period ended June 30, 2020, mainly due to the increase in legal and professional fees and the increase in the size of our fleet as discussed above. For the six month periods ended June 30, 2021 and 2020, the expenses charged by the Manager for administrative services were $7.1 million and $6.0 million, respectively.

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Depreciation and amortization: Depreciation and amortization amounted to $32.7 million for the six month period ended June 30, 2021, as compared to $33.2 for the six month period ended June 30, 2020, respectively. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest expense and finance cost: Interest expense and finance cost for the six month period ended June 30, 2021 decreased by $6.7 million to $36.8 million, as compared to $43.5 million for the six month period ended June 30, 2020. The decrease was mainly due to the decrease in interest expense attributable to the repurchase of the 2021 Notes (as defined herein) and the decrease in the average outstanding balances of our credit facilities and sale and leaseback agreements. The weighted average interest rate for the six month period ended June 30, 2021 increase to 6.24% compared to 4.40% in the same period in 2020. The average outstanding balance of our credit facilities (other than the 2021 Notes, as defined in “Long-Term Debt Obligations and Credit Arrangements – Ship Mortgage Notes”) decreased to $480.6 million for the six month period ended June 30, 2021 as compared to $508.4 million for the six month period ended June 30, 2020. As of June 30, 2021 and 2020, the outstanding balance under Navios Acquisition’s total borrowings was $969.3 million and $1,174 million, respectively, excluding loan payable to affiliate company.

Gain on sale of vessels and Impairment loss: Gain on sale of vessels amounted to $14.4 million for the six month period ended June 30, 2021 as compared to impairment loss amounted to $13.9 million for the six month period ended June 30, 2020. For the six month period ended June 30, 2021, there was a $22.3 million gain on sale of five containership vessels, the Solstice N, the Allegro N, the Ete N, the Fleur N, and the Spectrum N that was mitigated by a $7.9 million loss on sale of vessels the Nave Neutrino and the Nave Celeste for the six month period ended June 30, 2021. The gain on sale of vessels and impairment loss for the six month period ended June 30, 2020 resulted from $13.9 million related to the other-than-temporary impairment recognized in the Navios Acquisition’s receivable from Navios Europe II.

Other income: Other income for the six month period ended June 30, 2021 was $1.7 million. For the comparative period of 2020 other income was $0.

Other expense: Other expense for the six month period ended June 30, 2021 was $1.4 million. For the comparative period of 2020 other expense was $1.5 million.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, long-term borrowings and proceeds from asset sales.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. Up to the expiration of the stock repurchase program in February 2020, Navios Acquisition had repurchased 735,251 shares since the program was initiated for approximately $7.5 million.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25.0 million. An amended Sales Agreement was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of August 25, 2021, Navios Acquisition has issued 2,132,595 shares of common stock and received net proceeds of $9.2 million.

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Going Concern

As of December 31, 2020, Navios Acquisition’s current assets totaled $140.6 million, while current liabilities totaled $805.7 million, resulting in a negative working capital position of $665.3 million, primarily related to the classification as current of the $602.6 million of 2021 Notes (as defined herein) which mature on November 15, 2021, balloon payments due under its credit facilities and financial liabilities under the sale and leaseback transactions. These conditions raised substantial doubt about the Company's ability to continue as a going concern.

During the first semester of 2021, Navios Acquisition sold the Solstice N, the Allegro N, the Acrux N, the Vita N, the Ete N, the Fleur N, the Spectrum N, the Nave Celeste and the Nave Neutrino for an aggregate net sale price of $146.1 million. In the first semester of 2021, Navios Acquisition repurchased $53.3 million of its Ship Mortgage Notes for a cash consideration of $42.5 million.

In addition, during the first quarter of 2021, Navios Acquisition entered into a secured loan agreement with NSM for a loan of up to $100.0 million to be used for general corporate purposes. To date, Navios Acquisition has drawn down the total amount of $100.0 million of the loan.

During the third quarter of 2021, Navios Acquisition repurchased additional $151.8 million of its Ship Mortgage Notes for a cash consideration of $131.9 million. The balance of the remaining $397.5 million of 2021 Notes has been satisfied subsequently to June 30, 2021, as described in the Note 19 to the condensed consolidated financial statements

Following the above and based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

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Cash Flow

Cash flows for the six month period ended June 30, 2021 compared to the six month period ended June 30, 2020:

The following table presents cash flow information for the six month periods ended June 30, 2021 and 2020.

	Six Month Period Ended June 30, 2021 (unaudited)	Six Month Period Ended June 30, 2020 (unaudited)
Expressed in thousands of U.S. dollars
Net cash (used in)/ provided by operating activities	$(6,479)	$50,723
Net cash provided by/ (used in) investing Activities	142,914	(44,623)
Net cash (used in)/ provided by financing activities	(92,656)	18,331

Net increase in cash, cash equivalents and restricted cash	$43,779	$24,431
Cash, cash equivalents and restricted cash, beginning of period	41,357	44,051

Cash, cash equivalents and restricted cash, end of period	$85,136	$68,482

Cash (used in)/ provided by operating activities for the six month period ended June 30, 2021 as compared to the six month period ended June 30, 2020:

Net cash (used in)/ provided by operating activities decreased by $57.2 million to $6.5 million outflow for the period ended June 30, 2021 as compared to $50.7 million inflow for the period ended June 30, 2020. The decrease is analyzed as follows:

The net loss for the six month period ended June 30, 2021 was $5.4 million compared to net income of $31.9 million for the six month period ended June 30, 2020. In determining net cash used in operating activities for the six month period ended June 30, 2021, net loss was adjusted for the effect of depreciation and amortization of $32.7 million, $14.4 million for gain on sale of vessels and Impairment loss, $10.7 million for gain on bond repurchase, $7.8 million for the amortization of drydock and special survey costs, $3.0 million for amortization and write-off of deferred finance fees and bond premium, and $0.1 million for stock based compensation.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $26.1 million for the six month period ended June 30, 2021 mainly resulted from (i) an $8.9 million payment for drydock and special survey costs; (ii) a $6.0 million decrease in deferred revenue; (iii) a $4.9 million increase in prepaid expenses and other current assets; (iv) a $3.9 million decrease in accounts payable; (v) a $2.3 million decrease in accrued expenses; (vi) a $1.5 million increase in other long term assets; (vii) a $0.6 million increase in due from related parties, long-term; and (viii) a $0.2 million decrease in operating lease liabilities short and long-term. These were partially offset by a: (i) $4.7 million decrease in accounts receivable; (ii) $2.4 million decrease in inventories; and (iii) $1.6 million increase in due to related parties, short-term.

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In determining net cash provided by operating activities for the six month period ended June 30, 2020, the net income was adjusted for the effect of depreciation and amortization of $33.2 million, $13.9 million impairment of receivable in affiliated company, $6.2 million for the amortization of drydock and special survey costs, $3.0 million for amortization and write-off of deferred finance fees and bond premium, and $0.2 million for stock based compensation.

The net cash inflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $37.6 million for the six month period ended June 30, 2020 mainly resulted from a $5.9 million increase in deferred revenue, a $3.8 million decrease in accounts receivable, a $2.9 million decrease in prepaid expenses, a $2.5 million decrease in inventories and a $0.9 million increase in accrued expenses. These were partially offset by a $20.4 million payment for drydock and special survey costs, a $20.1 million decrease in the balance due to related parties short-term, a $5.4 million decrease in accounts payable, a $3.9 million increase in other long term assets, a $2.0 million increase in the balance due from related parties, short-term and a $1.8 million increase in the balance due from related parties, long-term.

Cash provided by/ (used in) investing activities for the six month period ended June 30, 2021 as compared to the six month period ended June 30, 2020:

Net cash provided by/ (used in) investing activities increased by $187.5 million to $142.9 million inflow for the six month period ended June 30, 2021 from $44.6 million outflow for the six month period ended June 30, 2020.

Net cash provided by investing activities for the six month period ended June 30, 2021, resulted from $146.1 million net cash proceeds from sale of vessels, partially offset by $3.2 million for vessels improvements.

Net cash used in investing activities for the six month period ended June 30, 2020, resulted from $44.6 million from Acquisition of vessels/ vessels improvements.

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Cash (used in)/ provided by financing activities for the six month period ended June 30, 2021 as compared to the six month period ended June 30, 2020:

Net cash (used in)/ provided by financing activities decreased by $111.0 million to $92.7 million outflow for the six month period ended June 30, 2021 from $18.3 million inflow for the six month period ended June 30, 2020.

Net cash used in financing activities for the six month period ended June 30, 2021 resulted from: (i) $140.6 million of loan repayments; (ii) $1.2 million of debt issuance costs; and (iii) $0.8 million of dividends paid; partially mitigated by a (i) $47.2 million loan proceeds from an affiliate company; and (ii) $2.8 million net proceeds from equity offerings.

Net cash provided by financing activities for the six month period ended June 30, 2020 resulted from: (i) $133.1 million loan proceeds, net of deferred finance costs; and (ii) $0.9 million in equity offering proceeds; and was partially mitigated by: (a) $106.1 million of loan repayments; and (b) $9.6 million of dividends paid.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month Period Ended June 30, 2021 (unaudited)	Three Month Period Ended June 30, 2020 (unaudited)	Six Month Period Ended June 30, 2021 (unaudited)	Six Month Period Ended June 30, 2020 (unaudited)
Expressed in thousands of U.S. dollars
Net cash (used in)/ provided by operating activities	$(11,388)	$20,206	$(6,479)	$50,723
Net (increase)/ decrease in operating assets	(5,433)	12,592	(91)	(1,369)
Net decrease in operating liabilities	17,900	19,794	19,690	39,139
Net interest cost	18,507	21,676	36,811	43,516
Amortization and write-off of deferred finance costs and bond premium	(1,822)	(1,533)	(3,019)	(3,045)
Gain on bond repurchase	10,698	—	10,698	—
Gain on sale of vessels and Impairment loss	14,412	—	14,427	(13,900)
Stock-based compensation	(58)	(123)	(115)	(246)
EBITDA	$42,816	$72,612	$71,922	$114,818
Gain on sale of vessels and Impairment loss	(14,412)	—	(14,427)	13,900
Gain on bond repurchase	(10,698)	—	(10,698)	—
Stock-based compensation	58	123	115	246
Adjusted EBITDA	$17,764	$72,735	$46,912	$128,964

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	Three Month Period Ended June 30, 2021 (unaudited)	Three Month Period Ended June 30, 2020 (unaudited)	Six Month Period Ended June 30, 2021 (unaudited)	Six Month Period Ended June 30, 2020 (unaudited)
Net cash (used in)/ provided by operating activities	$(11,388)	$20,206	$(6,479)	$50,723
Net cash provided by/ (used in) investing activities	$97,534	$(38,741)	$142,914	$(44,623)
Net cash (used in)/ provided by financing activities	$(47,659)	$35,949	$(92,656)	$18,331

EBITDA in this document represents net income/ (loss) before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding certain items, such as stock-based compensation, gain on sale of vessels, gain/ (loss) on debt repayment and other than temporary investment loss on equity investment.

We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; (v) equity/ (loss) in net earnings of affiliates, net of dividends received; (vi) payments for dry dock and special survey costs; (vii) impairment charges; (viii) gain/ (loss) on sale of assets; (ix) gain/ (loss) on debt repayment; (x) stock- based compensation and (xi) transaction costs. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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Adjusted EBITDA affected by the items described in the table above, for the three month period ended June 30, 2021 decreased by $54.9 million to $17.8 million, as compared to $72.7 million for the same period of 2020. The decrease in Adjusted EBITDA was mainly due to a: (i) $53.0 million decrease in revenue; (ii) $2.5 million increase in time charter and voyage charter expenses; and (iii) $0.4 million increase in direct vessel expenses (other than amortization of dry dock and special survey cost); partially mitigated by a: (i) $0.9 million decrease in general and administrative expenses (excluding stock-based compensation); and (ii) $0.1 million increase in other income/ (expense), net.

Adjusted EBITDA affected by the items described in the table above, for the six month period ended June 30, 2021 decreased by $82.1 million to $46.9 million, as compared to $129.0 million for the same period of 2020. The decrease in Adjusted EBITDA was mainly due to a: (i) $78.4 million decrease in revenue; (ii) $2.6 million increase in vessel operating expenses primarily due to the increase in the size of our fleet as discussed above; (iii) $2.3 million increase in time charter and voyage charter expenses; (iv) $0.3 million increase in direct vessel expenses (other than amortization of dry dock and special survey cost); and (v) $0.3 million increase in general and administrative expenses (excluding stock-based compensation) mainly due to the increase in the size of our fleet as discussed above; partially mitigated by a: (i) $1.7 million increase in other income; and (ii) $0.1 million decrease in other expense.

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60.0 million of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”or the “Ship Mortgage Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declined ratably until it reached par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries.

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In connection with the release of the Nave Celeste and the Nave Neutrino from the 2021 Notes, the Nave Spherical and an amount of $5.2 million were added as collateral.

In the second quarter of 2021, Navios Acquisition repurchased $53.3 million of its Ship Mortgage Notes for a cash consideration of $42.5 million resulting in a gain on bond repurchase of $10.7 million net of deferred fees written-off.

Subsequently to June 30, 2021 to date, Navios Acquisition repurchased $151,8 million of its Ship Mortgage Notes for a cash consideration of $131.9 million.

The balance of the remaining $397.5 million of 2021 Notes has been repaid subsequently to the second quarter of 2021, as described in the Note 19 to the condensed consolidated financial statements.

The 2021 Co-Issuers were in compliance with the covenants as of June 30, 2021.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have different CUSIP numbers.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of (i) Navios Acquisition Finance (a co-issuer of the 2021 Notes), (ii) Navios Maritime Midstream Partners GP LLC (“NAP General Partner”), (iii) Letil Navigation Ltd., and (iv) Navios Maritime Midstream Partners L.P. and its subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream and its subsidiaries are 100% owned.

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Credit Facilities

As of June 30, 2021, the Company had secured credit facilities with various banks with a total outstanding balance of $115.9 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 390 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2021 to October 2024. See also the Contractual Obligations maturity table below.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The credit facilities also require Navios Acquisition and the Manager to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

As of June 30, 2021, no amount was available to be drawn from the Company’s facilities.

Please also see section “Recent Developments” and Note 19 to condensed consolidated financial statements.

Sale and Leaseback Agreements

As of June 30, 2021, the Company had sale and leaseback agreements with various unrelated third parties with a total outstanding balance of $0.3 billion.

As of June 30, 2021 and December 31, 2020, the deposits under the sale and leaseback agreements were $9.1 million, and are presented under “Other long term assets” in the condensed consolidated balance sheets.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The sale and leaseback agreements contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The sale and leaseback agreements also require Navios Acquisition and the Manager to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including: (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%; (ii) minimum liquidity at a)$10.0 million to $40.0 million or b) $0.5 million to $1.0 million and a certain number of vessels as defined in the Company’s credit facilities and sale and leaseback agreements; (iii) minimum net worth ranging from $75.0 million to $ 125.0 million; and (iv) total liabilities divided by total assets, adjusted for market values, ranging from a maximum of 75% to 80%. It is an event of default under the financing arrangements if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security or prepay part of the facility, to prevent such an event.

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As of June 30, 2021, the Company was in compliance with its covenants.

Off-Balance Sheet Arrangements – Legal Proceedings

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2021:

	Payments due by period (Unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$642,280	$166,740	$103,882	$56,396	$969,298
Operating lease obligations (bareboat-in charters) for vessels in operation(2), (3)	15,988	32,018	31,976	99,295	179,277
Lease obligations (bareboat-in charters) for vessels to be delivered(2), (3)	6,635	32,018	31,972	117,004	187,629
Total contractual obligations	$664,903	$230,776	$167,830	$272,695	$1,336,204

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 230 bps to 410 bps per annum or the 2021 Notes fixed rate of 8.125%.

(2)	In September 2018, Navios Acquisition agreed to the main terms of a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs. The first VLCC was delivered in October 2020 and the second VLCC was delivered in February 2021 and lease payments on undiscounted basis are included under operating lease obligations (bareboat-in charters) for vessels in operation. In the first quarter of 2019, Navios Acquisition exercised its option for a third Japanese VLCC newbuilding under a 12 year bareboat chartered-in agreement with de-escalating purchase options. The vessel is expected to be delivered in the third quarter of 2021 and is included under lease obligations (bareboat-in charters) for vessels to be delivered. In the second quarter of 2020, Navios Acquisition exercised its option for a fourth Japanese newbuild VLCC under a twelve year bareboat charter agreement with de-escalating purchase options and expected delivery in the third quarter of 2022 and is also included under lease obligations (bareboat-in charters) for vessels to be delivered.
(3)	Represent total amounts of lease payments on an undiscounted basis.

Navios Acquisition leased office space in Monaco pursuant to a lease agreement, dated July 1, 2018, for a monthly rent of approximately $0.01 million. The lease agreement was terminated on April 16, 2021. The Company currently utilizes office space that is provided by the Manager in the Cayman Islands.

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Related Party Transactions

Vessel operating expenses (management fees): Pursuant to the Management Agreement dated May 28, 2010 and as amended in September 10, 2010; May 04, 2012; May 14, 2014; May 19, 2016; and May 03, 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC, through May 2020.

On August 29, 2019, Navios Acquisition entered into a sixth amendment (the “Sixth Amendment”) to the Management Agreement (as amended, the “Management Agreement”) with Navios Tankers Management Inc. The Sixth Amendment, among other changes, extends the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. It provides for payment of a termination fee by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition. The Sixth Amendment also sets forth the vessel operating expenses for the period through December 31, 2019 and the two-year period commencing January 1, 2020, which exclude dry-docking expenses, reimbursed at cost by Navios Acquisition, as follows: (a) $7,150 and $7,225, respectively, daily rate per owned LR1 product tanker vessel; (b) $6,500 and $6,825, respectively, daily rate per owned MR2 product tanker vessel and chemical tanker vessel; (c) $9,500 and $9,650, respectively, daily rate per VLCC tanker vessel; and (d) a $50 daily rate per vessel for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed by the parties. The Management Agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the Liquidation of Navios Europe I, which resulted in the acquisition of three MR1 product tankers and two LR1 product tankers, as per the terms of the Management Agreement as amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR1, MR2 product tanker and chemical tanker; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,650 per VLCC.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containerships on June 29, 2020. As per a further amendment to the Management Agreement dated June 26, 2020, the vessel operating expenses are fixed at: (a) $5,250 per day per Container vessel of 1,500 TEU up to 1,999 TEU; and (b) $6,100 per day per Container vessel of 2,000 TEU up to 3,450 TEU. All other terms and conditions of the Management Agreement remain in full force and effect.

Drydocking expenses are reimbursed at cost for all vessels.

For the six month periods ended June 30, 2021 and 2020, certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $3.2 million and $3.7 million, respectively, and are presented under “Acquisition of vessels/ vessels improvements” in the condensed Consolidated Statements of Cash Flows.

Total vessel operating expenses for the three month periods ended June 30, 2021 and 2020 amounted to $29.8 million and $29.8 million, respectively. Total vessel operating expenses for the six month periods ended June 30, 2021 and 2020 amounted to $62.3 million and $59.7 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The Administrative Service Agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I and the Liquidation of Navios Europe II, the Administrative Services Agreement also covers the vessels acquired.

For the three month periods ended June 30, 2021 and 2020, the expense arising from administrative services rendered by the Manager amounted to $3.4 million and $3.0 million, respectively. For the six month periods ended June 30, 2021 and 2020, the expense arising from administrative services rendered by the Manager amounted to $7.1 million and $6.0 million, respectively.

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Balance due from/ (to) related parties: Balance due to related parties was $17.9 million as of June 30, 2021 (December 31, 2020: $15.4 million). The balances mainly consisted of administrative expenses, costs related to regulatory requirements including ballast water treatment system, special survey and dry docking expenses, as well as operating expenses and working capital deposits, in accordance with the Management Agreement. As of June 30, 2021, the amount of $0 million (December 31, 2020: $1.8 million) related to seven containerships acquired after the liquidation of Navios Europe II and is included under “Assets held for sale” in the condensed consolidated balance sheets.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Maritime Holdings Inc. (“Navios Holdings”) Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that have allowed Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries have granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition have agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer do not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

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Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million.

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of June 30, 2021 and December 31, 2020 was $0.

The decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $13.9 million was recognized and included in the accompanying condensed consolidated statements of operations for the three month period ended March 31, 2020 and the six month period ended June 30, 2020. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, determined on the individual fair values assigned to the assets and liabilities of Navios Europe II. The fair value of the investment in Navios Europe II is considered to be determined through Level 3 inputs of fair value hierarchy.

Loan payable to affiliate company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with NSM, for a loan of up to $100.0 million to be used for general corporate purposes. The loan will be repayable in two years and bears interest at a rate of 11% per annum, payable quarterly, and arrangement fees of amount $1.2 million paid at closing. Navios Acquisition may elect to defer all scheduled capital and interest payments, in which case the applicable interest rate is 12.5% per annum. For the six month period ended June 30, 2021, Navios Acquisition drew $47.2million. Subsequently to June 30, 2021 to date, Navios Acquisition drew an additional amount of $52.8 million. In August 2021, Navios Acquisition entered into a supplemental agreement. See section “Recent Developments” and Note 19 to the condensed consolidated financial statements.

In August 2021, the Navios Acquisition and Navios Partners entered into a loan agreement under which Navios Partners agreed to make available to the Company a working capital facility of up to $45.0 million.

Dividend Policy

On November 2, 2020, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2020 of $0.05 per share of common stock of amount $0.8 million which was paid on February 10, 2021 to stockholders of record as of January 12, 2021.

In April 2021, the Board decided to suspend its quarterly dividend to its stockholders including the payment for the quarter ended December 31, 2020.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

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Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income.

Interest Rate Risk

As of June 30, 2021, Navios Acquisition had a total of $969.3 million in long-term and short-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over LIBOR in U.S dollars except for the interest rate on the Loan payable to affiliate company, Existing Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended June 30, 2021, we paid interest on our outstanding debt at a weighted average interest rate of 6.31%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended June 30, 2021 by $1.2 million. For the six month period ended June 30, 2021, we paid interest on our outstanding debt at a weighted average interest rate of 6.24%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2021 by $2.4 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2021, Shell and Saudi Aramco Products Trading accounted for 14.2% and 10.6%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2020, Navig8, China ZhenHua and China Shipping Development, accounted for 25.5%, 11.4% and 10.7%, respectively, of Navios Acquisition’s revenue.

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Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Acquisition’s Annual Report on Form 20-F for the year ended December 31, 2020.

Critical Accounting Policies

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in Note 2 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 28, 2021.

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NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AT JUNE 30, 2021 AND AUDITED CONDENSED CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2020	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020	F-5
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

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NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

		June 30, 2021	December 31, 2020
	Notes	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$79,160	$40,594
Restricted cash	3	5,976	763
Accounts receivable, net		4,047	8,151
Prepaid expenses and other current assets	4	11,169	6,136
Inventories		5,718	7,130
Assets held for sale	6	—	77,831
Total current assets		106,070	140,605
Vessels, net	5	1,201,885	1,286,378
Goodwill		1,579	1,579
Other long-term assets	10	13,204	11,720
Deferred dry dock and special survey costs, net		48,629	48,513
Due from related parties, long-term	7,12	13,789	14,658
Operating lease assets	18	128,511	65,544
Total non-current assets		1,407,597	1,428,392
Total assets		$1,513,667	$1,568,997
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$7,117	$10,605
Accrued expenses	9	10,278	12,525
Due to related parties, short-term	12	31,653	30,082
Dividends payable	8	—	828
Deferred revenue		2,914	8,931
Current portion of long-term debt, net of deferred finance costs	10	639,341	704,772
Current portion of loan payable to affiliate company	12	6,924	—
Liabilities associated with assets held for sale	6	—	34,071
Operating lease liability, current	18	8,265	4,046
Total current liabilities		706,492	805,860
Long-term debt, net of current portion, premium and net of deferred finance costs	10	322,364	371,815
Loan payable to affiliate company, net of current portion	12	37,373	—
Operating lease liability, non-current	18	120,056	61,465
Total non-current liabilities		479,793	433,280
Total liabilities		$1,186,285	$1,239,140
Commitments and contingencies	13	—	—
Stockholders’ equity
No Preferred stock is issued and outstanding, $0.0001 par value; 10,000,000 shares authorized as of June 30, 2021 and December 31, 2020	14	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 17,379,388 and 16,559,481 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	14	2	2
Additional paid-in capital	14	512,564	509,671
Accumulated deficit		(185,184)	(179,816)
Total stockholders’ equity		327,382	329,857
Total liabilities and stockholders’ equity		$1,513,667	$1,568,997

See unaudited notes to the condensed consolidated financial statements.

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NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

		For the Three	For the Three	For the Six	For the Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	2,15	$59,214	$112,224	$131,719	$210,081
Time charter and voyage expenses		(6,010)	(3,450)	(11,779)	(9,532)
Direct vessel expenses		(4,488)	(3,465)	(8,491)	(6,605)
Vessel operating expenses (management fees entirely through related party transactions)	12	(29,799)	(29,836)	(62,321)	(59,673)
General and administrative expenses	12	(5,422)	(6,293)	(10,479)	(10,247)
Depreciation and amortization	5	(16,057)	(16,643)	(32,682)	(33,249)
Interest income		—	4	3	7
Interest expense and finance cost	10	(18,507)	(21,680)	(36,814)	(43,523)
Gain on bond repurchase		10,698	—	10,698	—
Gain on sale of vessels and Impairment loss	5,6,7	14,412	—	14,427	(13,900)
Other income		946	156	1,720	—
Other expense		(652)	—	(1,369)	(1,473)
Net income/ (loss)		$4,335	$31,017	$(5,368)	$31,886
Dividend declared on restricted shares		—	(47)	—	(94)
Net income/ (loss) attributable to common stockholders, basic and diluted	16	$4,335	$30,970	$(5,368)	$31,792
Net income/ (loss) per share, basic	16	$0.26	$1.95	$(0.32)	$2.01
Weighted average number of shares, basic		16,754,406	15,888,354	16,611,298	15,803,166
Net income/ (loss) per share, diluted		0.26	1.93	(0.32)	1.99
Weighted average number of shares, diluted		16,847,288	16,043,704	16,611,298	15,958,897

See unaudited notes to the condensed consolidated financial statements.

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NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

		For the Six Months	For the Six Months
		Ended June 30, 2021	Ended June 30, 2020
	Notes	(unaudited)	(unaudited)
Operating Activities
Net (loss)/ income		$(5,368)	$31,886
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	5	32,682	33,249
Amortization and write-off of deferred finance fees and bond premium	10	3,019	3,045
Gain on bond repurchase		(10,698)	—
Amortization of dry dock and special survey costs		7,797	6,167
Stock based compensation	15	115	246
Gain on sale of vessels and Impairment loss	5,6,7	(14,427)	13,900
Changes in operating assets and liabilities:
(Increase)/ decrease in prepaid expenses and other current assets		(4,944)	2,918
Decrease in inventories		2,397	2,489
Decrease in accounts receivable		4,711	3,772
Increase in due from related parties, short-term		—	(2,038)
Increase in other long term assets		(1,484)	(3,927)
Increase in due from related parties, long-term		(589)	(1,845)
Decrease in accounts payable		(3,842)	(5,362)
(Decrease)/ increase in accrued expenses		(2,344)	860
Payments for dry dock and special survey costs		(8,899)	(20,421)
Increase/ (Decrease) in due to related parties, short-term		1,570	(20,073)
(Decrease)/ increase in deferred revenue		(6,017)	5,857
Decrease in operating lease liabilities short and long-term	18	(158)	—
Net cash (used in)/ provided by operating activities		$(6,479)	$50,723
Investing Activities
Acquisition of vessels/ vessels improvements	5,12	(3,165)	(44,623)
Net cash proceeds from sale of vessel	5,6	146,079	—
Net cash provided by/ (used in) investing activities		$142,914	$(44,623)
Financing Activities
Loan proceeds from affiliate company	12	47,200	—
Loan proceeds, net of deferred finance costs	10	—	133,054
Loan repayments	10	(140,602)	(106,107)
Dividend paid	8	(828)	(9,564)
Net proceeds from equity offering		2,778	948
Debt issuance costs		(1,204)	—
Net cash (used in)/ provided by financing activities		$(92,656)	$18,331
Net increase in cash, cash equivalents and restricted cash		43,779	24,431
Cash, cash equivalents and restricted cash, beginning of period		41,357	44,051
Cash, cash equivalents and restricted cash, end of period		$85,136	$68,482
Supplemental disclosures of cash flow information
Cash interest paid		$34,501	$40,212
Non-cash investing activities
Container vessel owning companies acquisition		$—	$37,658
Non-cash financing activities
Stock based compensation		$115	$246
Deferred finance costs		$—	$215

See unaudited notes to the condensed consolidated financial statements.

Table of Contents	F- 4

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Common Stock
	Number of Common Shares	Amount	Additional Paid-in capital	Accumulated deficit	Total Stockholders' Equity
Balance, December 31, 2019	15,873,391	$2	$521,275	$(207,425)	$313,852
Stock based compensation (see Note 14)	—	—	123	—	123
Continuous Offering Program (see Note 14)	63,545		304		304
Dividend paid/ declared (see Note 8)	—	—	(4,755)	—	(4,755)
Net income	—	—	-	869	869
Balance, March 31, 2020 (unaudited)	15,936,936	$2	$516,947	$(206,556)	$310,393
Stock based compensation (see Note 14)	—	—	123	—	123
Continuous Offering Program (see Note 14)	152,954		644	—	644
Dividend paid/ declared (see Note 8)	—	—	(4,809)	—	(4,809)
Net income	—	—	-	31,017	31,017
Balance, June 30, 2020 (unaudited)	16,089,890	$2	$512,905	$(175,539)	$337,368

	Common Stock
	Number of Common Shares	Amount	Additional Paid-in capital	Accumulated deficit	Total Stockholders' Equity
Balance, December 31, 2020	16,559,481	$2	$509,671	$(179,816)	$329,857
Stock based compensation (see Note 14)	—	—	57	—	57
Net loss (see Note 16)	—	—	—	(9,703)	(9,703)
Balance, March 31, 2021 (unaudited)	16,559,481	$2	$509,728	$(189,519)	$320,211
Stock based compensation (see Note 14)	—	—	58	—	58
Continuous Offering Program (see Note 14)	819,907		2,778	—	2,778
Net income (see Note 16)	—	—	—	4,335	4,335
Balance, June 30, 2021 (unaudited)	17,379,388	$2	$512,564	$(185,184)	$327,382

See unaudited notes to the condensed consolidated financial statements.

Table of Contents	F- 5

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Tankers Management Inc. (the “Manager”).

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As a result of the liquidation, which was completed in December 2019 (“Liquidation of Navios Europe I”), Navios Acquisition acquired five vessel owning companies.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25,000. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of June 30, 2021, since the commencement of the program, Navios Acquisition has issued 1,776,017 shares of common stock and received net proceeds of $8,112.

On April 21, 2020, an agreement was reached to liquidate Navios Europe II. As a result of the liquidation, which was completed in June 2020 (“Liquidation of Navios Europe II”), Navios Acquisition acquired seven vessel owning companies. The vessels are containerships and meet the criteria to be accounted for as assets held for sale.

As of June 30, 2021, Navios Maritime Holdings Inc. (“Navios Holdings”) had 28.0% of the voting power and 28.1% of the economic interest in Navios Acquisition.

As of June 30, 2021, Navios Acquisition had outstanding: 17,379,388 shares of common stock outstanding.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s unaudited condensed consolidated balance sheets, statement of changes in equity, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2020 Annual Report filed on Form 20-F with the Securities and Exchange Commission (SEC)

Going Concern

As of December 31, 2020, Navios Acquisition’s current assets totaled $140,605, while current liabilities totaled $805,860, resulting in a negative working capital position of $665,255, primarily related to the classification as current of the $602,600 of 2021 Notes (as defined herein) which mature on November 15, 2021, balloon payments due under its credit facilities and financial liabilities under the sale and leaseback transactions. These conditions raised substantial doubt about the Company's ability to continue as a going concern.

During the first semester of 2021, Navios Acquisition sold the Solstice N, the Allegro N, the Acrux N, the Vita N, the Ete N, the Fleur N, the Spectrum N, the Nave Celeste and the Nave Neutrino for an aggregate net sale price of $146,078. In the first semester of 2021, Navios Acquisition repurchased $53,297 of its Ship Mortgage Notes (as defined herein) for a cash consideration of $42,479.

In addition, during the first quarter of 2021, Navios Acquisition entered into a secured loan agreement with NSM (as defined herein), for a loan of up to $100,000 to be used for general corporate purposes. To date, Navios Acquisition has drawn down the total amount of $100,000 of the loan.

During the third quarter of 2021, Navios Acquisition repurchased additional $151,825 of its Ship Mortgage Notes for a cash consideration of $131,898. The balance of the remaining $397,478 of 2021 Notes has been satisfied subsequently to June 30, 2021, as described in the Note 19 to the condensed consolidated financial statements

Following the above and based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

Table of Contents	F- 6

(b) Recent accounting pronouncements

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Acquisition’s Annual Report on Form 20-F for the year ended December 31, 2020.

 (c) Principles of consolidation:

The accompanying condensed consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the condensed consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIEs”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(d) Subsidiaries:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Table of Contents	F- 7

As of June 30, 2021, the entities included in these condensed consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2021	2020
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 –6/30	1/1 –6/30
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 –6/30
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 –6/30
Antikithira Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Antiparos Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 –6/30	1/1 –6/30
Crete Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Folegandros Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Ikaria Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Ios Shipping Corporation	Vessel-Owning Company(1)	Cayman Is.	1/1 –6/30	1/1 –6/30
Kithira Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Kos Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Mytilene Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 –6/30	1/1 –6/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 –6/30	1/1 –6/30
Rhodes Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Serifos Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	1/1 –6/30	1/1 –6/30
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	1/1 –6/30	1/1 –6/30
Sifnos Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Skiathos Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 –6/30
Skopelos Shipping Corporation	Vessel-Owning Company(1)	Cayman Is.	1/1 –6/30	1/1 –6/30
Syros Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Thera Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Antipsara Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Samothrace Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Thasos Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Limnos Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Skyros Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Iraklia Shipping Corporation	Vessel-Owning Company(1)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Leros Shipping Corporation	Vessel-Owning Company(11)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Kimolos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/1 –6/30	1/1 – 6/30
Olivia Enterprises Corp.	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Cyrus Investments Corp.	Vessel-Owning Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Doxa International Corp.	Vessel-Owning Company(2)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Tzia Shipping Corp.	Vessel-Owning Company(2)	Marshall Is.	1/1 –6/30	6/4 – 6/30
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/1 –6/30	1/1 – 6/30
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	1/1 –6/30	1/1 – 6/30
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/1 –6/30	1/1 – 6/30
Shinyo Ocean Limited	Former Vessel-Owning Company(3)	Hong Kong	1/1 –6/30	1/1 – 6/30
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 –6/30	1/1 – 6/30
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 –6/30	1/1 – 6/30
Shinyo Dream Limited	Former Vessel-Owning Company(4)	Hong Kong	1/1 –6/30	1/1 – 6/30
Sikinos Shipping Corporation	Vessel-Owning Company(10)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Alkmene Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Persephone Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Rhea Shipping Corporation	Vessel-Owning Company(1),(6)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Aphrodite Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Dione Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 –6/30	1/1 – 6/30
Bole Shipping Corporation	Vessel-Owning Company(7),(14)	Marshall Is.	1/1 –4/28	6/29 – 6/30
Boysenberry Shipping Corporation	Vessel-Owning Company(7), (8)	Marshall Is.	1/1 –6/30	6/29 – 6/30
Brandeis Shipping Corporation	Vessel-Owning Company(7),(12)	Marshall Is.	1/1 –5/10	6/29 – 6/30
Buff Shipping Corporation	Vessel-Owning Company(7),(13)	Marshall Is.	1/1 –5/10	6/29 – 6/30
Cadmium Shipping Corporation	Vessel-Owning Company(7),(16)	Marshall Is.	1/1 –6/30	6/29 – 6/30
Celadon Shipping Corporation	Vessel-Owning Company(7),(15)	Marshall Is.	1/1 –6/30	6/29 – 6/30
Cerulean Shipping Corporation	Vessel-Owning Company(7), (9)	Marshall Is.	1/1 –6/30	6/29 – 6/30
Letil Navigation Limited	Sub-holding Company	Marshall Is.	1/1 –6/30	—

(1)	Currently, vessel-operating company under a sale and leaseback transaction.
(2)	Bareboat chartered-in vessels with purchase option, expected to be delivered in each of the third quarter of 2021 and the third quarter of 2022.
(3)	In May 10, 2019, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12,525.
(4)	On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21,750.
(5)	On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25,250.
(6)	In December 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers following the Liquidation of Navios Europe I.
(7)	In June 2020, Navios Acquisition acquired seven vessel owning companies following the Liquidation of Navios Europe II.
(8)	In March 2021, Navios Acquisition sold the Solstice N, a 2007-built container vessel of 3,398 teu to an unaffiliated party for a gross sale price of $ 11,000.
(9)	In January 2021, Navios Acquisition sold the Allegro N, a 2014-built container vessel of 3,421 teu to an unaffiliated party for a gross sale price of $ 14,075.
(10)	In March 2021, Navios Acquisition sold the Nave Celeste, a 2003-built VLCC vessel of 298,717 dwt to an unaffiliated party for a sale price of $ 24,400.
(11)	In June 2021, Navios Acquisition sold the Nave Neutrino, a 2003-VLCC vessel of 298,287 dwt to an unaffiliated party for a sale price of $25,000.
(12)	In May 2021, Navios Acquisition sold the Ete N, a 2012-built container vessel of 41,139 dwt to a related party for a sale price of $19,500.
(13)	In May 2021, Navios Acquisition sold the Fleur N, a 2012-built container vessel of 41,130 dwt to a related party for a sale price of $19,500.
(14)	In April 2021, Navios Acquisition sold the Spectrum N a 2009-built container vessel of 34,333 dwt to a related party for a sale price of $16,500
(15)	In May 2021, Navios Acquisition sold the Vita N, a 2010-built container vessel of 23,359 dwt, to an unaffiliated third party for a sale price of $9,125.
(16)	In May 2021, Navios Acquisition sold the Acrux N, a 2010-built container vessel of 23,338 dwt, to an unaffiliated third party for a sale price of $9,338.

Table of Contents	F- 8

(e) Revenue and Expense Recognition:

Revenue Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 842 “Leases”. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. The Company determined that all time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels amounted to $51,491 and $74,824 for the three month periods ended June 30, 2021 and 2020, respectively. For the six month periods ended June 30, 2021 and 2020, revenues from time chartering of vessels amounted to $116,712 and $129,166, respectively. The majority of revenue from time chartering is usually collected in advance

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $7,656 and $16,682 for the three month periods ended June 30, 2021 and 2020, respectively. For the six month periods ended June 30, 2021 and 2020, revenue operating in pooling arrangements amounted to $12,787 and $39,358, respectively. The majority of revenue from pooling arrangements is usually collected through the month they are incurred.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, Revenue from Contracts With Customers, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenues earned under voyage contracts amounted $67 and $0 for the three month periods ended June 30, 2021 and 2020, respectively. For the six month periods ended June 30, 2021 and 2020, revenues under voyage contracts amounted to $2,032 and $9,713, respectively. Capitalized costs for each of June 30, 2021 and December 31, 2020 related to costs to fulfill the contract amounted to $0. Accounts receivable, net, as of June 30, 2021 that related to voyage contracts was $331 (December 31, 2020: $252). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the three month periods ended June 30, 2021 and 2020 amounted to $0 and $20,718, respectively. For the six month periods ended June 30, 2021 and 2020, profit sharing revenues amounted to $188 and $31,844, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Table of Contents	F- 9

Options to extend or terminate a lease

The Company’s vessels have the following options to extent or renew their charters:

Vessel	Option
Hector N	Charterer’s option to extend the charter for up six months at $12,591 net per day.
Perseus N	Charterer’s option to extend the charter for six months at $13,825 net per day.
Nave Pyxis	Charterer’s option to extend the charter for six months at $14,438 net per day.
Nave Pulsar	Charterer’s option to extend the charter for six months at $15,553 net per day plus ice-transit premium.
Nave Rigel	Charterer has the option to charter the vessel for an optional year at a rate of $17,063 net per day.
Nave Cetus	Charterer has the option to charter the vessel for an optional year at a rate of $17,063 net per day.
Nave Equinox	Charterer has the option to charter the vessel for an optional six months period at a rate of $16,294 net per day.
Nave Alderamin	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.
Nave Orion	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.
Nave Capella	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.
Nave Estella	Charterer has the option to charter the vessel for an optional year at a rate of $14,630 net per day.
Nave Aquila	Charterer’s option to extend the charter for up to four months at $12,838 net per day.
Nave Velocity	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.
Nave Sextans	Charterer’s option to extend the charter for up to six months at $15,689 net per day.
Nave Jupiter	Charterer’s option to extend the charter for an optional year at a rate of $15,990 net per day.
Nave Luminosity	Charterer has the option to charter the vessel for an optional year at a rate of $18,022 net per day.
Nave Spherical	Contract provides 100% of BITR TD3C-TCE index plus $5,000 premium. Charterer’s option to extend for one year at TD3C-TCE index plus $1,500 premium.
Nave Galactic	Contract provides adjusted BITR TD3C-TCE index with a floor of $17,775, 100% to Navios up to collar $38,159 and 50% thereafter. Charterer’s option to extend for six months at same terms.
Nave Universe	Contract provides adjusted BITR TD3C-TCE index with a floor of $17,775, 100% to Navios up to collar $38,159 and 50% thereafter. Charterer’s option to extend for six months at same terms.
Baghdad	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
Erbil	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	June 30, 2021	December 31, 2020
Cash on hand and at banks	$79,160	$40,594
Restricted cash	5,976	763
Total cash, cash equivalents and restricted cash	$85,136	$41,357

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash includes amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	June 30, 2021	December 31, 2020
Advances for working capital purposes	$2,950	$2,950
Insurance claims	6,831	2,808
Other prepaid expenses	1,388	378
Total prepaid expenses and other current assets	$11,169	$6,136

As of June 30, 2021, Insurance claims include mainly an amount of $4,198 (December 31, 2020: $0) which concerns H&M claims related to two of the fleet vessels due to damage.

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NOTE 5: VESSELS, NET

Vessels	Cost		Accumulated Depreciation	Net Book Value
Balance at December 31, 2019	$$1,704,702	$	$ (356,451)	$$1,348,251
Additions/ (Depreciation)	4,756		(66,629)	(61,873)
Balance at December 31, 2020	$1,709,458		$(423,080)	$1,286,378
Additions/ (Depreciation)	3,102		(32,682)	(29,580)
Disposals	(72,106)		17,193	(54,913)
Balance at June 30, 2021	$1,640,454		$(438,569)	$1,201,885

Additions of vessels

As of June 30, 2021, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $3,102 (June 30, 2020: $3,654) (see Note 12 — Transactions with related parties).

Disposals of vessels

On March 1, 2021, Navios Acquisition sold the Nave Celeste, a 2003-built VLCC vessel of 298,717 dwt to an unaffiliated third party for a net sale price of $23,523. The loss on sale of the vessel amounted to $1,703, which is included in “Gain on sale of vessels and Impairment loss”.

On June 14, 2021, Navios Acquisition sold the Nave Neutrino, a 2003-built VLCC vessel of 298,287 dwt to an unaffiliated third party for a net sale price of $24,500. The loss on sale of the vessel amounted to $6,172, which is included in “Gain on sale of vessels and Impairment loss”.

NOTE 6: ASSETS HELD FOR SALE / LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Following the Liquidation of Navios Europe II (Note 7) on June 29, 2020, Navios Acquisition acquired seven vessel owning companies. For each of the vessels purchased from Navios Europe II, the acquisition of all vessels was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired.

Upon acquisition of the vessel owning companies, the Company assessed that all the held for sale criteria were met for their assets, mainly consisting of the vessels owned and reviewed the carrying amounts in connection with their fair market values less any costs to sell. On the transaction date the fair value of the vessels was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses.

During Q1 2021, Navios Acquisition sold the Solstice N, a 2007-built container vessel of 44,023 dwt to an unaffiliated third party for a net sale price of $10,780 and the Allegro N, a 2014-built container vessel of 46,999 dwt to an unaffiliated third party for a net sale price of $13,793. The gain on sale of the vessels amounted to $780 and $938, respectively, which is included in “Gain on sale of vessels and Impairment loss”.

During Q2 2021, Navios Acquisition sold the Acrux N, a 2010-built container vessel of 23,338 dwt, the Vita N, a 2010-built container vessel of 23,359 dwt, to unaffiliated third parties and the vessels the Ete N, a 2012-built container vessel of 41,139 dwt, the Fleur N, a 2012-built container vessel of 41,130 dwt, and the Spectrum N, a 2009-built container vessel of 34,333 dwt, to a related party for an aggregate net sale price of $73,482. The gain on sale of the vessels amounted to $20,584, which is included in “Gain on sale of vessels and Impairment loss”.

Furthermore, liabilities associated with the assets held for sale are separately presented under “Liabilities associated with assets held for sale” in the accompanying condensed consolidated balance sheets. As of June 30, 2021 the balance amounts to $0 (the major class of assets held for sale consisted of the carrying value of vessels as of December 31, 2020: $75,920). As of December 31, 2020, the major class of liabilities associated with assets held for sale, consist of their respective debt with a carrying amount of $31,700, which was repaid in the first quarter of 2021. Please refer to Note 10 “Borrowings”.

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NOTE 7: INVESTMENT IN AFFILIATES

Navios Europe II

On February 18, 2015, Navios Maritime Holdings Inc. (“Navios Holdings”), Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe II Inc. and had in such entity economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners agreed to make available to Navios Europe II revolving loans up to $57,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5,000.

On an ongoing basis, Navios Europe II was required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation.

Following the liquidation of Navios Europe II, which was completed in June 2020 (“Liquidation of Navios Europe II”), Navios Acquisition acquired seven vessel owning companies. The vessels are containerships and meet the criteria to be accounted for as assets held for sale (see Note 6).

As of each of June 30, 2021 and December 31, 2020, and subsequent to the Liquidation of Navios Europe II, the Company had no exposure.

The decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $13,900 was recognized and included in the accompanying condensed consolidated statements of income for the six month period ended June 30, 2020, as “Gain on sale of vessels and Impairment loss” The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, determined on the individual fair values assigned to the assets and liabilities of Navios Europe II.

NOTE 8: DIVIDENDS PAYABLE

On January 22, 2020, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2019 of $0.30 per share of common stock which was paid on April 7, 2020 to stockholders of record as of March 5, 2020.

On April 29, 2020, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2020 of $0.30 per share of common stock which was paid on July 9, 2020 to stockholders of record as of June 3, 2020.

On November 2, 2020, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2020 of $0.05 per share of common stock of amount $828 which was paid on February 10, 2021 to stockholders of record as of January 12, 2021.

In April 2021, the Board has decided to suspend its quarterly dividend to its stockholders.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 9: ACCRUED EXPENSES

Accrued expenses as of June 30, 2021 and December 31, 2020 consisted of the following:

	June 30, 2021	December 31, 2020
Accrued voyage expenses	$1,633	$2,248
Accrued loan interest	7,338	8,194
Accrued legal and professional fees	1,307	2,083
Total accrued expenses	$10,278	$12,525

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NOTE 10: BORROWINGS

	June 30,	December 31,
	2021	2020
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	34,766	36,328
Ship Mortgage Notes $670,000	549,303	602,600
Deutsche Bank AG Filiale Deutschlandgeschaft and Skandinaviska Enskilda Banken AB	—	16,099
BNP Paribas $44,000	22,000	24,000
HSH $24,000	14,847	15,991
HCOB $31,800	26,724	28,416
Eurobank S.A. $20,800	17,600	19,200
Total credit facilities	665,240	742,634
Sale and Leaseback Agreements–$71,500	52,135	55,115
Sale and Leaseback Agreements–$103,155	73,886	88,654
Sale and Leaseback Agreements–$15,000	11,406	12,344
Sale and Leaseback Agreements–$47,220	34,103	40,408
Sale and Leaseback Agreements–$90,811	73,851	79,504
Sale and Leaseback Agreements–$72,053	58,677	68,470
Total borrowings	969,298	1,087,129
Less: Deferred finance costs, net	(7,704)	(10,826)
Add: bond premium	111	284
Less: current portion of credit facilities, net of deferred finance costs	(610,361)	(666,027)
Less: current portion of Sale and Leaseback Agreements, net of deferred finance costs	(28,980)	(38,745)
Total long-term borrowings, net of current portion, bond premium and
deferred finance costs	$ 322,364	$ 371,815

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60,000 of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”or the “Ship Mortgage Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declined ratably until it reached par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries.

In connection with the release of the Nave Celeste and the Nave Neutrino from the 2021 Notes, the Nave Spherical and an amount of $5,228 were added as collateral.

In the second quarter of 2021, Navios Acquisition repurchased $53,297 of its Ship Mortgage Notes for a cash consideration of $42,479 resulting in a gain on bond repurchase of $10,698 net of deferred fees written-off.

Subsequently to June 30, 2021 to date, Navios Acquisition repurchased $151,825 of its Ship Mortgage Notes for a cash consideration of $131,898.

The balance of the remaining $397,478 of 2021 Notes has been repaid subsequently to the second quarter to the second quarter of 2021, as described in the Note 19 to the condensed consolidated financial statements.

The 2021 Co-Issuers were in compliance with the covenants as of June 30, 2021.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have different CUSIP numbers.

Table of Contents	F- 13

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of (i) Navios Acquisition Finance (a co-issuer of the 2021 Notes), (ii) Navios Maritime Midstream Partners GP LLC (“NAP General Partner”), (iii) Letil Navigation Ltd. and (iv) Navios Maritime Midstream Partners L.P. and its subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream and its subsidiaries are 100% owned.

Credit Facilities

As of June 30, 2021, the Company had secured credit facilities with various banks with a total outstanding balance of $115,937. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 390 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities ranging from September 2021 to October 2024. See also the Long Term Debt Obligation maturity table below.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The credit facilities also require Navios Acquisition and the Manager to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

As of June 30, 2021, no amount was available to be drawn from the Company’s facilities.

Sale and Leaseback Agreements

As of June 30, 2021, the Company had sale and leaseback agreements with various unrelated third parties with a total outstanding balance of $304,058.

As of June 30, 2021 and December 31, 2020, the deposits under the sale and leaseback agreements were $9,058, and are presented under “Other long term assets” in the interim condensed consolidated balance sheets.

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreement will be repayable in 24 equal consecutive quarterly installments of $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71,500 under this agreement. The agreement requires compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities. As of June 30, 2021, the outstanding balance under this agreement was $52,135.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $ 32,159. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repayable in 28 equal consecutive quarterly installments of $2,267 each, with a purchase obligation of $39,675 to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 respectively, and bear interest at LIBOR plus 350 bps per annum. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. In connection with an amendment, in April 2021, the Company prepaid the amount of $10,234. As of June 30, 2021, the outstanding balance under these agreements was $73,886.

In August 2019, the Company entered into an additional sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $156, commencing as of August 2019. The agreement matures in August 2024 and bear interest at LIBOR plus 240 bps per annum. As of June 30, 2021, the outstanding balance under this agreement was $11,406.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,362 each, with a purchase obligation of $19,200 to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. In connection with an amendment, in April 2021, the Company prepaid the amount of $3,581. As of June 30, 2021, the outstanding balance under this agreement was $34,103.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2,824 each, with a repurchase obligation of up to $25,810 in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of June 30, 2021, the outstanding balance under this agreement was $73,851.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72,053 in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of $1,791 each, with a repurchase obligation of up to $26,963 in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 390 bps to 410 bps per annum, depending on vessel financed. In connection with an amendment, in April 2021, the Company prepaid the amount of $6,210. As of June 30, 2021, the outstanding the balance under the agreements was $58,677.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The sale and leaseback agreements contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The sale and leaseback agreements also require Navios Acquisition and the Manager to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The maturity table below reflects the principal payments of all notes, credit facilities and the Financing arrangements outstanding as of June 30, 2021 for the next five years and thereafter are based on the repayment schedule of the respective financing arrangements (as described above) and the outstanding amount due under the 2021 Notes.

Long-Term Debt Obligations:
12 month period ending
June 30, 2022	642,280
June 30, 2023	70,748
June 30, 2024	95,992
June 30, 2025	48,716
June 30, 2026	55,166
June 30, 2027 and thereafter	56,396
Total	$969,298

The financing arrangements include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity at a) $10,000 to $40,000 or b) $500 to $1,000 and a certain number of vessels as defined in the Company’s credit facilities and sale and leaseback agreements; (ii) minimum net worth ranging from $75,000 to $125,000; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities. It is an event of default under the financing arrangements if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security or prepay part of the facility, to prevent such an event.

As of June 30, 2021, the Company was in compliance with its covenants.

Table of Contents	F- 14

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written-off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the balance sheet approximates its fair value.

Other long-term debt, net of deferred finance costs: The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Loan payable to affiliate company: The outstanding balance of the fixed rate loan continues to approximate its fair value, excluding the effect of any deferred finance costs.

Assets held for sale: The carrying amount of assets held for sale includes vessels held for sale of which carrying amount approximates its fair value due to the fact that their remeasurement was based on either concluded sales prices or third party valuations performed on an individual basis and no significant changes in fair values of similar vessels and other assets held for sale of which carrying amount approximates the fair value due to the short-term nature and no significant changes in interest rates.

Liabilities associated with assets held for sale: Liabilities associated with assets held for sale consist mainly of floating rate loans and continue to approximate their fair value.

	June 30, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$79,160	$79,160	$40,594	$40,594
Restricted cash	$5,976	$5,976	$763	$763
Accounts receivable, net	$4,047	$4,047	$8,151	$8,151
Accounts payable	$7,117	$7,117	$10,605	$10,605
Ship mortgage notes and premium	$548,519	$476,246	$600,638	$400,554
Other long-term debt, net of deferred finance costs	$413,185	$419,995	$475,949	$484,529
Loan payable to affiliate company, net of deferred finance costs	$44,297	$45,312	$—	$—
Due from related parties, long-term	$13,789	$13,789	$14,658	$14,658
Assets held for sale	$—	$—	$77,831	$77,831
Liabilities associated with assets held for sale	$—	$—	$34,071	$34,071

Table of Contents	F- 15

Fair Value Measurements

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, is as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of June 30, 2021 and December 31, 2020.

	Fair Value Measurements at June 30, 2021 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$79,160	$79,160	$—	$—
Restricted cash	$5,976	$5,976	$—	$—
Accounts receivable	$4,047	$4,047	$—	$—
Accounts payable	$7,117	$7,117	$—	$—
Ship mortgage notes and premium	$476,246	$476,246	$—	$—
Other long-term debt(1)	$419,995	$—	$419,995	$—
Loan payable to affiliate company(5)	$45,312	$—	$45,312	$—
Due from related parties, long-term(2)	$13,789	$—	$13,789	$—

	Fair Value Measurements at December 31, 2020 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$40,594	$40,594	$—	$—
Restricted cash	$763	$763	$—	$—
Accounts receivable	$8,151	$8,151	$—	$—
Accounts payable	$10,605	$10,605	$—	$—
Ship mortgage notes and premium	400,554	$400,554	$—	$—
Other long-term debt(1)	$484,529	$—	$484,529	$—
Due from related parties, long-term(2)	14,658	$—	$14,658	$—
Assets held for sale (3)	$77,831	$—	$77,831	$—
Liabilities associated with assets held for sale(4)	34,071	$—	$34,071	$—

(1)	The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)	The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.
(3)	The fair value of the Company’s assets held for sale depends on the fair value of the vessels accounted for as held for sale and is estimated based on their concluded sale prices or third party valuations performed on an individual basis using available data for vessels with similar characteristics, age and capacity. The fair value of assets held for sale is considered level 2.

(4)	The fair value of the Company’s liabilities associated with assets held for sale depended mainly on the fair value of floating rate loans and was based on available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness. The fair value of the liabilities associated with assets held for sale was considered level 2.
(5)	The fair value of the Company’s loan payable to affiliate company is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

Vessel operating expenses (management fees): Pursuant to the management agreement with the Manager (the “Management Agreement”) dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC, through May 2020.

In August 2019, Navios Acquisition extended the duration of its existing Management Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. In addition fixed vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% for the remaining period unless agreed otherwise and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. As per the Management Agreement, as further amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR1 product tanker; and (b) $7.23 per day per LR1 product tanker vessel. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containers on June 29, 2020. As per the amendment to the Management Agreement dated June 26, 2020, the vessel operating expenses are fixed at: (a) $5.3 per day per Container vessel of 1,500 TEU up to 1,999 TEU; and (b) $6.1 per day per Container vessel of 2,000 TEU up to 3,450 TEU.

Drydocking expenses are reimbursed at cost for all vessels.

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For the six month periods ended June 30, 2021 and 2020 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $3,165 and $3,654, respectively, and are presented under “Acquisition of vessels/ vessels improvements” in the condensed consolidated Statements of Cash Flows. (Please refer to Note 5)

Total fixed vessel operating expenses for the three month periods ended June 30, 2021 and 2020 amounted to $29,799 and $29,836, respectively. Total fixed vessel operating expenses for the six month periods ended June 30, 2021 and 2020 amounted to $62,321 and $59,673, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The Administrative Services Agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containers on June 29, 2020. The Administrative Services Agreement also covers the vessels acquired.

For the three month periods ended June 30, 2021 and 2020 the expense arising from administrative services rendered by the Manager amounted to $3,419 and $2,985, respectively, and is presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of operations. For the six month periods ended June 30, 2021 and 2020 the expense arising from administrative services rendered by the Manager amounted to $7,147 and $5,987, respectively, and is presented under the caption “General and administrative expenses” in the interim condensed consolidated statements of operations.

Balance due from/ (to) related parties: Balance due to related parties was $17,865 as of June 30, 2021 (December 31, 2020: $15,424). The balances mainly consisted of administrative expenses, costs related to regulatory requirements including ballast water treatment system, special survey and dry docking expenses, as well as operating expenses and working capital deposits, in accordance with the Management Agreement. As of June 30, 2021, no amount was related to the containership vessels after liquidation of Navios Europe II. As of December 31, 2020, an amount of $1,845 related to the five remaining containerships out of seven acquired after the liquidation of Navios Europe II and is included under “Assets held for sale” in the condensed consolidated balance sheets.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that have allowed Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries have granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition have agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer do not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Loan payable to affiliate company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer (“NSM”), for a loan of up to $100,000 to be used for general corporate purposes. The Loan will be repayable in two years and bears interest at a rate of 11% per annum, payable quarterly, and arrangement fees of $1.165 paid at closing, which is presented under the “Debt issuance costs” in the condensed consolidated statements of cash flows. Navios Acquisition may elect to defer all scheduled capital and interest payments, in which case the applicable interest rate is 12.5% per annum. For the six month period ended June 30, 2021, Navios Acquisition drew $47,200 which is presented under the “Current portion of loan payable to affiliate company” and “Loan payable to affiliate company, net of current portion” in the condensed consolidated balance sheets. Subsequently to June 30, 2021 to date, Navios Acquisition drew an additional amount of $52,800. In August 2021, Navios Acquisition entered into a supplemental agreement (see Note 19).

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NOTE 13: COMMITMENTS AND CONTINGENCIES

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the vessel Baghdad. The average daily rate under bareboat charter-in agreement of Baghdad amounts to $21. On February 17, 2021, Navios Acquisition took delivery of the vessel Erbil. The average daily rate under bareboat charter-in agreement of Erbil amounts to $21.

In the first quarter of 2019, Navios Acquisition exercised its option for a third newbuilding Japanese VLCC of approximately 310,000 dwt under a 12 year bareboat chartered-in agreement with de-escalating purchase options. The vessel is expected to be delivered in the third quarter of 2021.

In the second quarter of 2020, Navios Acquisition exercised its option for a fourth newbuilding Japanese VLCC of approximately 310,000 dwt under a 12 year bareboat charter agreement with de-escalating purchase options and expected delivery in the third quarter of 2022.

The future minimum commitments as of June 30, 2021 of Navios Acquisition under its bareboat charter-in agreement are as follows:

Amount
Lease Obligations (Bareboat Charter-in):
Year
June 30, 2022	22,623
June 30, 2023	31,974
June 30, 2024	32,062
June 30, 2025	31,974
June 30, 2026	31,974
June 30, 2027 and thereafter	216,299
Total	$366,906

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 14: COMMON STOCK

Common Stock

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. The program expired in February 2020. Up to the expiration, the Company had repurchased and cancelled 735,251 shares of common stock, at a total cost of approximately $7,493.

Continuous Offering Program

On November 29, 2019, as further updated on December 23, 2019 to provide for Navios Acquisition’s replacement of its expiring universal shelf, Navios Acquisition entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Acquisition may issue and sell from time to time through the sales agent shares of common stock having an aggregate offering price of up to $25,000. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of June 30, 2021, since the commencement of the program, Navios Acquisition had issued 1,776,017 shares of common stock and received net proceeds of $8,112.

As of June 30, 2021, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 17,379,388 were issued and outstanding.

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Stock based compensation

During the fiscal year 2020 and the six month period ended June 30, 2021, the Company did not authorize and issue any restricted shares of common stock to its directors and officers.

2018

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted common stock are entitled to dividends paid on the same schedule as paid to the common stock-holders of the company.

The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $5.36 per share (or total fair value of $693).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $25 and $47 for the three months periods ended June 30, 2021 and 2020 respectively, and is reflected in general and administrative expenses on the condensed consolidated statements of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash (used in)/ provided by operating activities on the condensed consolidated statements of cash flows. For the six month period ended June 30, 2021 and 2020, the effect of compensation expense arising from the stock-based arrangement described above amounted to $50 and $94, respectively.

There were no restricted stock or stock options exercised, forfeited or expired, that were issued in 2018, during the six month period ended June 30, 2021.

As of each of June 30, 2021 and December 31, 2020, there remained 63,635 restricted shares outstanding, that were issued in 2018, that had not yet vested.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $91 as of June 30, 2021 and is expected to be recognized over the weighted average time to vest of 1.5 years.

2017

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted common stock are entitled to dividends paid on the same schedule as paid to the common stock holders of the Company. The fair value of restricted common stock is determined by reference to the quoted stock price on the date of grant of $17.70 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $33 and $76 for the three month period ended June 30, 2021 and 2020, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash (used in)/ provided by operating activities on the condensed consolidated statements of cash flows. For the six month period ended June 30, 2021 and 2020, the effect of compensation expense arising from the stock-based arrangement described above amounted to $65 and $152, respectively.

There were no restricted stock or stock options exercised, forfeited or expired, that were issued in 2017, during the six month period ended June 30, 2021.

As of each of June 30, 2021 and December 31, 2020, there remained 29,251 restricted shares outstanding, that were issued in 2017, that had not yet vested.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $59 as of June 30, 2021 and is expected to be recognized over the weighted average time to vest of 0.5 years.

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NOTE 15: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended June 30, 2021 (unaudited)	Three Month Period ended June 30, 2020 (unaudited)	Six Month Period ended June 30, 2021 (unaudited)	Six Month Period ended June 30, 2020 (unaudited)
Asia	$38,045	$87,753	$89,268	$161,265
Europe	14,326	16,659	29,284	33,558
America	6,843	7,812	13,167	15,258
Total	$59,214	$112,224	$131,719	$210,081

NOTE 16: (LOSS)/ EARNINGS PER COMMON SHARE

Earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period

	For the Three Months Ended June 30, 2021	For the Three Months Ended June 30, 2020	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
Numerator:
Net income/ (loss)	$4,335	$31,017	$(5,368)	$31,886
Less:
Dividend declared on restricted shares	—	(47)	—	(94)
Undistributed loss attributable to Series C participating preferred shares	—	—	—	—
Net income/ (loss) attributable to common stockholders, basic and diluted	$4,335	$30,970	$(5,368)	$31,792
Denominator:
Denominator for basic net income/ (loss) per share - weighted average shares	16,754,406	15,888,354	16,611,298	15,803,166
Denominator for diluted net income/ (loss) per share - adjusted weighted average shares	16,847,288	16,043,704	16,611,298	15,958,897
Net income/ (loss) per share, basic	$0.26	$1.95	$(0.32)	$2.01
Net income/ (loss) per share, diluted	$0.26	$1.93	$(0.32)	$1.99

Potential shares of common stock of 192,882 for the six month period ended June 30, 2021 and 253,950 for the six month period ended June 30, 2020 (which includes stock options and shares of restricted common stock), have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

NOTE 17: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of these countries, the countries of incorporation of the Company and its subsidiaries and /or vessels’ registration, the companies are subject to registration and tonnage taxes.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

The amount included in Navios Acquisition’s statements of operations for the six months ended June 30, 2021 and 2020 related to the Greek Tonnage tax was $378 and $69, respectively.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

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NOTE 18: LEASES

Time charter-out, bareboat charter-out contracts and pooling arrangements

The Company’s contract revenues from time chartering-out, bareboat chartering-out and pooling arrangements are governed by ASC 842. For further analysis, refer to Note 2—Summary of significant Accounting Policies.

Bareboat charter-in contract

The Company has performed an assessment considering the lease classification criteria under ASC 842 for the vessels Baghdad and Erbil (see Note 13) and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a corresponding operating lease asset at an amount equal to the operating lease liability. The agreement includes optional periods, which are not recognized as part of the operating lease asset and the operating lease liability.

Based on management estimates and market conditions, the lease term of this lease is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. As of the date of delivery of the two newbuilding Japanese VLCC vessels, Baghdad and Erbil, on October 28, 2020 and February 17, 2021, respectively, Navios Acquisitions’ incremental borrowing rate was approximately 6%.

As of June 30, 2021 and December 31, 2020, the balance of the lease liability amounted to $128,321 and $65,511, respectively, and is presented under “Operating lease liability, current and non-current portion” in the condensed consolidated balance sheets. Operating lease asset amounted to $128,511 and $65,544 as of June 30, 2021 and December 31, 2020, respectively, and is presented under “Operating lease assets” in the condensed consolidated balance sheets.

The Company recognizes in relation to the operating lease for the charter-in agreement the charter-in hire expense in the condensed consolidated statements of operations on a straight-line basis over the lease term. For the three and six month periods ended June 30, 2021, the charter hire expense amounted to $4,076 and $7,054, respectively compared to $0 for each of the three and six month periods ended June 30, 2020 and is included in the condensed consolidated statements of operations under the caption “Time charter and voyage expenses”.

The table below provides the total amount of lease payments on an undiscounted basis on Company’s bareboat chartered-in contracts as of June 30, 2021:

Period	Charter-in vessel in Operation
June 30, 2022	$15,988
June 30, 2023	15,988
June 30, 2024	16,030
June 30, 2025	15,988
June 30, 2026	15,988
June 30, 2027 and thereafter	99,295
Total	$179,277
Operating lease liabilities, including current portion	$128,321
Discount based on incremental borrowing rate	$50,956

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into charter-out agreements for a firm charter period of 10-years for the operating vessels. The agreement includes an optional period of 5 years. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the arrangements are an operating lease.

The Company recognizes in relation to the operating leases for the charter-out agreements the charter-out hire income in the condensed consolidated statements of operations on a straight-line basis. For the three and six month periods ended June 30, 2021, the charter hire income (net of commissions, if any) amounted to $5,243 and $9,075, respectively compared to $0 for each of the three and six month periods ended June 30, 2020 and is included in the condensed consolidated statements of operations under “Revenue”.

Time charter-out / Bareboat charter-out:

The future minimum contractual lease income (time charter-out / bareboat charter-out rates are presented net of commissions) as of June 30, 2021 is as follows:

Period	Amount
December 31, 2021 (6 months period ended)	$ 93,623
December 31, 2022	87,055
December 31, 2023	65,850
December 31, 2024	60,529
December 31, 2025	45,888
December 31, 2026 and thereafter	108,756
Total minimum lease revenue, net of commissions	$461,701

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

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NOTE 19: SUBSEQUENT EVENTS

Merger

On August 25, 2021, the Company entered into an Agreement and Plan of Merger with Navios Partners and Navios Partners’ direct wholly owned subsidiary, Navios Acquisition Merger Sub. Inc. (“Merger Sub”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company being the surviving entity (the “Merger”). Upon consummation of the Merger, the Company will become wholly owned by Navios Partners. The Merger Agreement was negotiated and unanimously approved by a special committee of the board of directors of the Company consisting of independent directors. The Merger Agreement was also unanimously approved by the Company’s full board of directors.

Under the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of common stock of the Company that is held by a holder other than Navios Partners, the Company and their respective subsidiaries (such shares, the “Company Common Stock”) will be converted into the right to receive 0.1275 of a common unit of Navios Partners.

Pursuant to the Merger Agreement, Navios Partners will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement/prospectus describing the Merger and Navios Partners’ common units to be issued in the Merger. After the registration statement is declared effective by the SEC, the proxy statement/prospectus will be mailed to holders of Company Common Stock and the Company will hold of a special meeting of the holders of Company Common Stock (the “Company Stockholders’ Meeting”) to vote on the Merger Agreement and the Merger. Under the terms of the Merger Agreement, Navios Partners, which, subsequent to the Equity Issuance described below, beneficially owns 44,117,647 shares of Company Common Stock, or approximately 62.4% of the outstanding shares of Company Common Stock, has agreed to vote those shares of Company Common Stock in favor of the Merger and the Merger Agreement at the Company Stockholders’ Meeting.  The closing of the Merger is conditioned upon, customary terms and conditions.

Redemption and Discharge of Ship Mortgage Notes

Pursuant to the Merger Agreement, on August 26, 2021, the Company called for redemption by delivery all of its outstanding Ship Mortgage Notes due November 15, 2021 by delivery of a Redemption Notice to the registered holders of the Ship Mortgage Notes (the “Ship Mortgage Redemption Notice”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge the Company’s obligations under the indenture relating to the Ship Mortgage Notes. The redemption date for the Ship Mortgage Notes will be September 25, 2021.

The Company funded the approximately $397,478 aggregate redemption price with net proceeds from (i) the sale by the Company pursuant to the Merger Agreement (in a private placement in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 shares of Company Common Stock to Navios Partners for an aggregate purchase price of $150,000, or $3.40 per share (the “Equity Issuance”), and (ii) borrowings under the HCB Loan Agreement and BNP Loan Agreement described below. The shares of Company Common Stock issued to Navios Partners pursuant to the Equity Issuance will be cancelled in the Merger for no consideration.

NSM Loan Amendment

In connection with the execution of the Merger Agreement, on August 25, 2021, the Company and a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer, (“NSM”) entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend an existing loan agreement dated March 19, 2021 by and among the Company and NSM, among others (the “NSM Loan Agreement”).  Under the NSM Loan Agreement, NSM had made available to the Company a secured term loan (the “NSM Loan”) of up to $100,000, of which a balance of approximately $98,112 was outstanding at the time of the execution of the Supplemental Loan Agreement.  The Supplemental Loan Agreement has amended the NSM Loan Agreement to, among other things, release all of the collateral securing the NSM Loan (which has been granted as collateral to secure Navios Acquisition and/or its subsidiaries’ obligations under the HCB Loan Agreement and BNP Loan Agreement described below); eliminate NSM’s option under the NSM Loan Agreement to exchange all or a portion of the NSM Loan for equity of the Company’s material subsidiary, Navios Maritime Midstream Partners L.P.; cancel $30,000 of the outstanding balance of the NSM Loan in exchange for 8,823,529 newly-issued shares of Company Common Stock ($3.40 per share), which shares of Company Common Stock will be converted into common units of Navios Partners in the Merger on the same terms as is applicable to other outstanding shares of Company Common Stock; and provide for the repayment of $35,000 of the outstanding balance of the NSM Loan in cash as of the date of the Supplemental Loan Agreement and the repayment of the remainder of the outstanding balance of the NSM Loan, of approximately $33,112, in cash on January 7, 2022.

Hamburg Commercial Bank Loan Agreement

In connection with the execution of the Merger Agreement, on August 23, 2021, the Company and Hamburg Commercial Bank AG (“HCB”), among other lenders, entered into a loan agreement (the “HCB Loan Agreement”) under which HCB and other lenders, agreed to make available to the Company a secured term loan facility of up to $195,385 to provide financing on seven tankers, all of which secure the loan (the “HCB Loan”) of which $190,216 was borrowed by the Company. The first advance is repayable in fifteen quarterly installments of $4,665 each beginning on October 29, 2021 with the final repayment to be made on April 29, 2025. The second advance is repayable in eleven quarterly installments of $2,825 beginning on October 29, 2021 with the final repayment to be made on April 29, 2024.  The first advance bears interest at LIBOR plus 3.9% per annum and the second advance bears interest at LIBOR plus 7.0% per annum.

In connection with HCB Loan Agreement, the Company fully prepaid two of its existing facilities of a total amount of $40,725.

BNP Loan Agreement

In connection with the execution of the Merger Agreement, on August 25 2021, certain subsidiaries of the Company and BNP Paribas (“BNP”), among other lenders, entered into a loan agreement (the “BNP Loan Agreement”) under which BNP, and other lenders, agreed to make available to such Company subsidiaries a secured term loan facility of up to $96,000 (the “BNP Loan”), secured by five vessels owned by the Company of which the full amount was borrowed by the subsidiaries of the Company.  The BNP Loan is repayable in eight quarterly installments of $4,625 beginning three months from the date of the initial drawdown, with the final repayment to be made on the earlier of two years after the date of the initial drawdown or December 30, 2023. The BNP Loan bears interest at LIBOR plus 3.55% per annum.

NMM Loan Agreement

In connection with the execution of the Merger Agreement, on August 24, 2021, the Company and Navios Partners entered into a loan agreement (the “NMM Loan Agreement”) under which Navios Partners agreed to make available to the Company a working capital facility of up to $45,000. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof.  The facility bears interest at the rate of 11.50% per annum.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 26, 2021